                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                            SCHEDULE 14C INFORMATION

             Information Statement Pursuant to Section 14(c) of the
                         Securities Exchange Act of 1934

Check the appropriate box:
[X] Preliminary Information Statement
[ ] Confidential, for Use of the Commission
    Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Information Statement

                            STEEL CITY PRODUCTS, INC.
                (Name of Registrant as Specified in Its Charter)

                   -------------------------------------------
       (Name of Person(s) Filing Proxy Statement if other than Registrant)


Payment of Filing Fee (Check the appropriate box):

[X] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

         (1)  Title of each class of securities to which transaction applies:


              ------------------------------------------------------------------

         (2)  Aggregate number of securities to which transaction applies:


              ------------------------------------------------------------------

         (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):


              ------------------------------------------------------------------

         (4)  Proposed maximum aggregate value of transaction:


              ------------------------------------------------------------------

         (5)  Total fee paid:


              ------------------------------------------------------------------

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         (1)  Amount Previously Paid:
                                                               -----------------

         (2)  Form, Schedule or Registration Statement No.:
                                                               -----------------

         (3)  Filing Party:
                                                               -----------------

         (4)  Date Filed:
                                                               -----------------

                            STEEL CITY PRODUCTS, INC.
                       2751 CENTERVILLE ROAD -- SUITE 3131
                           WILMINGTON, DELAWARE 19803

                              INFORMATION STATEMENT

         This information statement is being furnished to the holders of common stock of Steel City Products, Inc. ("SCPI") to inform them of (i) the approval of resolutions by SCPI's Board of Directors proposing an amendment to SCPI's Restated Certificate of Incorporation to effect a reverse split of SCPI's common stock and (ii) SCPI's receipt of written consent approving such amendment by a stockholder holding 87% of the voting power of all of the stockholders of SCPI entitled to vote on the matter. The resolution adopted by the Board of Directors and the written consent of the stockholder give SCPI the authority to file a Certificate of Amendment to SCPI's Restated Certificate of Incorporation. The Certificate of Amendment will be filed with the Secretary of State of Delaware and shall become effective promptly after the expiration of 20 calendar days following the date this Information Statement is first mailed to SCPI's stockholders.

         This Information Statement shall serve as notice to the stockholders of SCPI of action of the stockholders of SCPI taken without a meeting, pursuant to
Section 228(e) of the Delaware General Corporation Law.

         This Information Statement is dated November ___, 2003 and is first being mailed to SCPI's stockholders on or about November __, 2003.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE REVERSE STOCK SPLIT; PASSED UPON THE MERITS OR FAIRNESS OF THE REVERSE STOCK SPLIT; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         All necessary corporate approvals in connection with the reverse split have been obtained. This Information Statement is being furnished to all SCPI stockholders pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the "Exchange Act"), solely for the purpose of informing stockholders of these corporate actions before they take effect.

             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                             NOT TO SEND US A PROXY

SUMMARY OF THE REVERSE STOCK SPLIT AND DEREGISTRATION OF SCPI'S COMMON STOCK

         The Board of Directors of SCPI has unanimously adopted a resolution declaring the advisability of an amendment to SCPI's Restated Certificate of Incorporation to effect a reverse stock split as of midnight (Eastern Time) on the date the amendment is filed with the Delaware Secretary of State (the "Effective Date"). The material terms of the reverse stock split are as follows:

    o Each 300,000 shares of common stock issued and outstanding on the Effective Date will be converted into one share of common stock.

    o In lieu of issuing fractional shares that would otherwise result from the reverse stock split to stockholders of record holding less than 300,000 shares immediately prior to the reverse stock split, SCPI will make a cash payment at the rate of one point six eight cents ($0.0168) per pre-split share of common stock (the "Purchase Price").

    o The Purchase Price was determined by the Board using the average of the market price per share during the last twelve months (which value is higher than any value determined by reference to other valuation methodologies described below) plus a premium of 20%. As further discussed in the section entitled "Special Factors - Determination of Purchase Price" below, the Board concluded that the average historical market price of the shares best reflected the appropriate cash payment price.

    o Because Sterling Construction Company, Inc. ("Sterling") owns 10% of the outstanding shares of common stock, and to SCPI's knowledge, no other stockholder owns more than 5% of the outstanding shares of common stock,

    o Sterling will be the sole holder of SCPI's common stock after the reverse stock split.

         The passage of the amendment required the approval of the holders of at least 75% of the combined voting power of the outstanding shares of stock of all classes and series of SCPI, voting together as a single class. The material terms of the approval of the amendment to effect the reverse stock split are as follows:

    o At October 1, 2003, SCPI had 1,938,526 shares of Series A preferred stock and 3,238,061 of common stock outstanding.

    o Holders of the Series A preferred stock are entitled to vote upon any matter submitted to a stockholder for a vote, on the basis of 10 votes per share.

    o Sterling owns all of the outstanding Series A preferred stock and 10% of the common stock; therefore it controls 87% of the voting power of SCPI.

    o Sterling has approved the amendment by the execution of a written consent.

         A copy of the Certificate of Amendment to SCPI's Restated Certificate of Incorporation, which sets forth the entirety of Section 1 of Article FOURTH thereof, as amended, is set forth in Exhibit A to this Information Statement.

         Promptly after the Effective Date, SCPI intends to file with the Securities and Exchange Commission ("SEC") a Form 15 to deregister its common stock with the SEC and to suspend its reporting obligations under the Exchange Act, as (such filing is referred to below as , the "Deregistration").

SPECIAL FACTORS

PURPOSES OF THE REVERSE STOCK SPLIT

         The reverse stock split is intended to cash out all holders of SCPI's common stock other than Sterling, and allow SCPI to proceed with the Deregistration.

         At present, Sterling retains most of the value of SCPI through its ownership of all of the Series A Preferred Stock. After declaration and payment of preferred stock dividends (of which approximately $9.4 million were undeclared and unpaid at September 30, 2003), no earnings would have remained available for distribution to holders of shares of common stock in recent years. Therefore the market for the common stock of SCPI has been limited and its market value has been nominal for many years.

         Although the value of SCPI's common stock is nominal, there is a large group of holders of common stock holding fewer than 100 shares, as result of a reverse stock split that took place in 1989. This has resulted in disproportionately high administrative costs for SCPI over the years. In addition, SCPI incurs significant cost in connection with its obligations as a reporting company under the Exchange Act, which costs have increased with the passage of the Sarbanes-Oxley Act of 2002

         Management and the Board believe that by "going private" and cashing out all stockholders other than Sterling, SCPI will be able to return some value to the common stockholders and significantly reduce its ongoing administrative costs.

FAIRNESS OF THE REVERSE STOCK SPLIT

         The Board of Directors and Sterling believe that the reverse stock split, taken as a whole, is fair to, and in the best interests of, SCPI and the holders of SCPI common stock, including SCPI's unaffiliated stockholders. Based on an analysis of SCPI that was prepared by management in consultation with legal counsel, the Board of Directors considered three strategies to change SCPI's status from public to private:

    (a) A cash tender offer was considered, but the Board of Directors has reached a conclusion that many of the holders of SCPI common stock who hold only a small number of shares would not make the effort to tender their shares. In addition the Board of Directors estimated that the cost of completing a tender offer could be significant in relation to the value of the shares sought to be purchased.

    (b) A purchase of shares in the open market was also considered, but the established trading market for the shares of common stock of SCPI is characterized by low volumes and limited participation and therefore it is unlikely SCPI could have acquired sufficient shares to accomplish its objective.

    (c)  The reverse stock split.


         The reverse stock split was seen as the most expeditious and economical method to privatize SCPI and return fair value to the holders of SCPI common stock. In addition, the reverse stock split gives holders of smaller amounts of SCPI common stock immediate liquidity for their holdings without incurring brokerage or transaction costs in the relatively illiquid market for shares of the common stock.

         Within the past two years, SCPI has not sought and has not received any proposals from any unaffiliated persons for the merger or consolidation of SCPI, or for the sale or other transfer of all or any substantial portion of SCPI's business. Prior to August 2001, there were preliminary discussions with a financial investor with a view to the sale of SCPI's business. However, those discussions were not consummated largely due to the fact that a significant customer of SCPI became bankrupt.

         No independent person was retained by SCPI to act on behalf of the unaffiliated holders of SCPI common stock for the purpose of negotiating the terms of the reverse stock split and no independent advisor was retained to prepare a report addressing the fairness of the reverse stock split. The Board of Directors determined that the retention of either or both such persons would entail significant costs and that such retention was unlikely to confer material benefits to the unaffiliated holders of SCPI common stock, given the number of shares involved in the reverse stock split, the low price at which the common stock currently trades and SCPI's current financial condition.

         The Board appointed as a Special Committee John Abernathy, who is an independent director and member of SCPI's Audit Committee, to review the various valuation methods used by management to determine the fair price of the pre-split shares. Mr. Abernathy has been Chief Operating Officer of Patton Boggs, LLP, a Washington DC law firm, since January 1995. From March 1991 to February 1994 he was the Managing Director of Summit, Solomon & Feldesman, a New York City law firm and from July 1983 until June 1990, Mr. Abernathy was Chairman and Chief Executive Partner of BDO Seidman, a major public accounting firm. He is a director of Pharmaceutical Resources, Inc., a generic drug manufacturer and also serves as a director of Sterling. Mr. Abernathy is a certified public accountant.

         After consideration of all of the facts, the Special Committee determined that the reverse stock split, taken as a whole, is fair to, and in the best interests of, SCPI and its stockholders. The Board and Sterling concurred with this decision.

DETERMINATION OF PURCHASE PRICE

         A determination of the Purchase Price for the shares of SCPI common stock was undertaken using the following methods of valuation: net book value, estimated sale value, estimated liquidation value and market price.

Net book value

         At June 30, 2003, SCPI had a negative net book value of $961,000, or ($0.30) per share. If SCPI had declared and paid preferred stock dividends of $9,145,000 outstanding at that date, and those dividends were offset against inter-company loans owed by Sterling to SCPI, and if the balance of such loans had then been repaid to SCPI, the book value attributable to common stockholders would have been approximately $88,000. However, this calculation takes into account approximately $588,000 of deferred tax assets that are dependent upon SCPI achieving certain profit levels in the future, so as to take advantage of net operating loss carryforwards. Since June 30, 2003, another customer of SCPI has became bankrupt, owing SCPI approximately $200,000, and this is likely to lead to a reduction in book value compounded by a decrease in the value of the deferred tax asset.

         In considering the current level of the book value attributable to the holders of common stock, management also took into account the terms of a tax-sharing agreement between SCPI and Sterling, which provides that SCPI is entitled to payments by Sterling equal to 20% of any taxes saved by Sterling as a result of its use of net operating loss carryforwards attributable to SCPI. While Sterling's subsidiary, Sterling Houston Holdings, is profitable and it is therefore expected that payments will become due under the terms of the tax-sharing agreement, management does not believe that such payments, taken together with any future operating earnings of SCPI, would be sufficient to exceed preferred stock dividends to which Sterling would be entitled, so that no additional benefit would accrue to the common stockholders.

         THEREFORE, MANAGEMENT CONCLUDED THAT THE NET BOOK VALUE ATTRIBUTABLE TO THE HOLDERS OF COMMON STOCK IS CURRENTLY LESS THAN ZERO.

Estimated sale value

         The bankruptcy of a significant customer of SCPI in 2001 impeded a possible sale of the business, and the liquidation of that customer's business in 2002 has led to a reduction in SCPI's profits. Since 2001, Sterling and management have advanced $750,000 to SCPI because of its poor working capital position.

         ACCORDINGLY, MANAGEMENT BELIEVES THAT SCPI WOULD BE UNLIKELY TO OBTAIN A SALES PRICE FOR ITS BUSINESS IN EXCESS OF ITS DEBT AND, THEREFORE, NO "GOODWILL" VALUE COULD BE ACHIEVED TO AUGMENT THE NEGATIVE BOOK VALUE.

Estimated liquidation value

         If SCPI's business were liquidated, there would likely be a further deficit compared with the negative book value attributable to common stockholders, because it would be very difficult to realize the full carrying value of all assets, and the costs of winding-up and settling future lease, employee and other obligations would almost certainly exceed any profits generated during the process. This would lead to a further reduction in the book value attributable to common stockholders, below the level currently estimated (which is less than zero).

         If SCPI itself were liquidated, this would trigger the payment of the liquidation preference to Sterling as the owner of the shares of Series A preferred stock; such liquidation preference is $10,135,000, which is not reflected in SCPI's balance sheet, leaving nothing do be distributed the holders of common stock.

         THEREFORE, MANAGEMENT HAS CONCLUDED THAT THE POTENTIAL PROCEEDS ATTRIBUTABLE TO THE COMMON STOCK IN THE EVENT OF A LIQUIDATION OF THE BUSINESS OF SCPI IS ZERO.

Market price

         In the past twelve months, the arithmetical average market price of SCPI's common stock was 1.4 cents ($0.014) per share. SCPI has paid no dividends on its common stock since the 1991 merger transaction in which it became a majority-owned subsidiary of Sterling.

Conclusion

         After a review of the various pricing alternatives presented by management as described above, the Board of Directors determined that in the absence of any value for common stockholders under the net book value, estimated sale value or estimated liquidation value methods, the mathematical average market price for the last twelve months, plus a premium of 20%, totaling one point six eight cents ($0.0168) per pre-split share, was fair under the circumstances.

EFFECT OF THE REVERSE STOCK SPLIT ON COMMON STOCKHOLDERS

         Upon consummation of the reverse stock split at midnight (Eastern Time) on the Effective Date, each holder of common stock holding less than 300,000 shares will have the right to receive cash based upon the Purchase Price in lieu of receiving a fractional share resulting from the reverse stock split. The equity interest of each such stockholder in SCPI will be terminated and each such stockholder will have no further right to vote as a stockholder or share in SCPI's assets, earnings or profits, if any, following the reverse stock split.

         SCPI intends to promptly terminate the registration of its common stock under the Securities Exchange Act of 1934 upon consummation of the reverse stock split. As a result of such termination, SCPI will no longer be subject to the periodic reporting requirements and proxy solicitation rules of the Exchange Act.

         A letter of transmittal is included with this Information Statement. The letter of transmittal is to be used to transmit common stock certificates to SCPI's Transfer Agent - American Stock Transfer & Trust, 59 Maiden Lane, New York, New York 10007. Upon proper completion and execution of a letter of transmittal and accompanying stock certificate(s) and the return thereof to the Transfer Agent, each stockholder will receive a check for the fractional share interest. In the event SCPI is unable to locate certain stockholders, the funds payable to such holders pursuant to the reverse stock split will be held until a proper claim is made, subject however to applicable escheat laws. Stock certificates to be surrendered under the reverse stock split may bear the name of "Heck's, Inc.", "Hallwood Industries Incorporated" or "Steel City Products, Inc.".

         All amounts payable to stockholders for fractional share interests will be subject to applicable state laws relating to abandoned property. No service charges or brokerage commissions will be charged to stockholders in connection with the reverse stock split. No interest will be paid on the cash due a holder of a fractional share interest in common stock following the reverse stock split.

APPRAISAL RIGHTS AND STOCKHOLDERS' RIGHTS

         No appraisal rights are available under the Delaware General Corporation Law to stockholders who dissent from a reverse stock split or in connection with the deregistration of SCPI's common stock. There may exist other rights or actions under state law for stockholders who are aggrieved by reverse stock splits generally. Although the nature and extent of such rights or actions are uncertain and may vary depending upon facts or circumstances, stockholder challenges to corporate action in general are related to the fiduciary responsibilities of corporate officers and directors and to the fairness of corporate reverse stock splits. For example, stockholders could, if they deemed such to be applicable, take appropriate legal action against SCPI and its Board, and claim that the reverse stock split was unfair to the unaffiliated stockholders, and/or that there was no justifiable or reasonable business purpose for the reverse stock split.

         The unclaimed property and escheat laws of each state provide that under circumstances defined in that state's statutes, holders of unclaimed or abandoned property must surrender that property to the state. Persons whose shares are eliminated and whose addresses are unknown to SCPI, or who do not return their common stock certificate(s) to request payment therefor, generally will have a period of years (depending on applicable state law) from the Effective Date in which to claim the cash payment payable to them.

For example, with respect to stockholders whose last known addresses are in New York, as shown by the records of SCPI, the period is three years. Following the expiration of that three-year period, the Abandoned Property Law of New York would likely cause the cash payments to escheat to the State of New York. For stockholders who reside in other states or whose last known addresses, as shown by the records of SCPI, are in states other than New York, such states may have abandoned property laws which call for such state to obtain either (i) custodial possession of property that has been unclaimed until the owner reclaims it, or
(ii) escheat of such property to the state. Under the laws of such other jurisdictions, the "holding period" or the time period which must elapse before the property is deemed to be abandoned may be shorter or longer than three years. If SCPI does not have an address for the holder of record of the shares, then unclaimed cash-out payments would be turned over to SCPI's state of incorporation, the State of Delaware, in accordance with its escheat laws.

DETAILS OF DEREGISTRATION

BACKGROUND OF THE DEREGISTRATION

         Prompted by SCPI's financial situation and by increasing administrative costs, early in 2003 members of management began to consider business strategies and alternatives for SCPI and its stockholders. On August 20, 2003, management presented the Board with options for changing SCPI's status from a public to a private company. In light of the anticipated costs of continuing as a public company, which are considered to be significant as a percentage of projected revenues, expenses and earnings, the Board determined that a reverse stock split was the most efficient and fairest means to reduce the number of stockholders and thereby to permit SCPI to deregister its shares of common stock.

         The Board of Directors believes that the disadvantages to SCPI of remaining public outweigh any advantages. SCPI incurs costs associated with compliance with the SEC's filing and reporting requirements imposed on public companies, including the expense of a separate independent audit. SCPI estimates that these costs are currently not less than $75,000 annually, and would be likely to increase towards $100,000 annually in light of the requirements of the Sarbanes-Oxley Act enacted by Congress on July 30, 2002. SCPI also incurs substantial indirect costs as a result of, among other things, management's time expended in preparing and reviewing such required reports.

         The Board of Directors believes that in light of SCPI's business and circumstances, these costs will have an adverse effect on SCPI's financial results. In recent years, SCPI has lost significant revenues as a result of the bankruptcy of some customers and has been faced with the loss of additional customers that have chosen to purchase products directly from manufacturers, thereby adding pressure to control administrative costs.

         In light of the foregoing financial and other considerations, the Board of Directors and Sterling believe that it is in the best interest of all stockholders to deregister the shares of common stock at this time.

TRADING OF SHARES

         Following consummation of the reverse stock split, there will be no common stock owned by the public and therefore no public market will exist for the common stock.

EFFECT OF THE PROPOSED REVERSE STOCK SPLIT ON SCPI

         The Restated Certificate of Incorporation currently authorizes the issuance of 5,000,000 shares of Series A preferred stock and 5,000,000 shares of common stock. As of October 20, 2003, the number of shares of Series A preferred stock outstanding was 1,938,526 and the number of shares of common stock outstanding was 3,238,061. The number of outstanding shares of Series A preferred stock and common stock remaining after the Effective Date will be 1,938,526 and 1, respectively.

         The common stock of SCPI is currently registered under Section 12(g) of the Exchange Act and is subject to the periodic reporting and other requirements of the Exchange Act. As a result of the reverse stock split, SCPI will have only one holder of record of common stock (Sterling) and will be eligible to terminate its obligation to continue filing such periodic reports. As soon as possible after the Effective Date, SCPI will file for deregistration of the Stock under the Exchange Act and will become a private company. In connection with the reverse stock split, SCPI and Sterling have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") that incorporates by reference the information contained in this Information Statement.

         Based on the aggregate number of shares owned by holders of record of less than 300,000 shares as of the Effective Date, SCPI estimates that payments of cash in lieu of the issuance of fractional shares will total approximately $49,000 in the aggregate. Sterling, as the majority stockholder, will receive one share of common stock, plus cash of approximately $400. SCPI will use loans from Sterling to fund the reverse stock split and to pay related costs.

         The par value of the common stock will remain at $0.01 per share and the number of authorized shares will continue to be 5,000,000 following consummation of the reverse stock split. After the Effective Date, the number of outstanding shares will be less than 1% of the total authorized shares of common stock.

CONDUCT OF SCPI'S BUSINESS AFTER THE REVERSE STOCK SPLIT

         SCPI expects its business and operations to continue as they are currently being conducted and, except as disclosed below, the reverse stock split is not anticipated to have any effect upon the conduct of its business. Immediately after the Effective Date, all stockholders of record who would own fewer than one share will no longer have any equity interest in, and will not be stockholders of, SCPI and therefore will not participate in any potential earnings or future growth, if any. Instead, each such stockholder will have the right to receive, upon surrender of his stock certificate, the Purchase Price per share in cash, without interest.

         Other than as described in this Information Statement, neither SCPI nor its management has any current plans or proposals to effect any extraordinary corporate transaction such as a merger, reorganization or liquidation; to sell or transfer any material amount of its assets; to change its Board or management; to change materially its indebtedness or capitalization; or otherwise effect any material change in its corporate structure or business. However, SCPI may engage in such a transaction in the future to the extent that management and the Board determines it to be in the best interest of SCPI and its stockholder.

COSTS OF THE REVERSE STOCK SPLIT AND DEREGISTRATION

         The following is an estimate of the costs incurred or expected to be incurred by SCPI in connection with the reverse stock split and the deregistration of its common stock. The final costs may be more or less than the estimates shown below. SCPI will be responsible for paying these costs. The following estimate of costs does not include the cost of payments to those stockholders holding shares cashed out in connection with the reverse stock split.


Legal fees                                                             $  25,000
Transfer and exchange agent fees                                       $  15,000
Printing and mailing fees                                              $   8,000
Other                                                                  $   5,000
                                                                       ---------
Total                                                                  $  53,000

FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of the anticipated material Federal income tax consequences of the reverse stock split for stockholders who hold their interests in SCPI as a capital asset. This summary is based upon the Federal income tax laws currently in effect and as currently interpreted. It does not take into account possible changes in such laws or interpretations, including any amendments to applicable statutes, regulations and proposed regulations, or changes in judicial or administrative rulings, some of which may have retroactive effect. This summary is provided for general information purposes only, and does not purport to address all aspects of Federal income tax consequences of the reverse stock split and is not intended as tax advice to any person. In particular, and without limiting the foregoing, this summary does not account for or consider the Federal income tax consequences to stockholders of SCPI in light of their individual investment circumstances or to holders subject to special treatment under the Federal income tax laws (for example, life insurance companies, regulated investment companies, and foreign taxpayers). This summary does not discuss any consequence of the reverse stock split under any state, local, foreign or estate tax laws.

         No ruling from the Internal Revenue Service or opinion of counsel will be obtained regarding the Federal income tax consequences to the stockholders of SCPI in connection with the reverse stock split. Accordingly, each stockholder is encouraged to consult their own tax adviser regarding the specific tax consequences of the proposed reverse stock split, including the application and effect of federal, state, local, foreign and estate taxes, and any other tax laws.

TAX CONSEQUENCES TO STOCKHOLDERS WHO ARE CASHED OUT IN THE REVERSE STOCK SPLIT

         Generally, a holder of common stock who receives cash in lieu of fractional shares terminating their interest in SCPI will recognize a capital gain or loss equal to the difference between the cash received for the cashed-out stock in the reverse stock split and the stockholder's adjusted tax basis in their stock. Holders of common stock who receive cash in lieu of fractional shares resulting from the reverse stock split and who continue to own shares of Sterling should also recognize a capital gain or loss in the transaction, either (i) under section 302(b)(1) of the Internal Revenue Code (the "Code") as a distribution that is not essentially equal to a dividend, or
(ii) under Code section 302(b)(3), as a termination transaction that completely terminates the shareholder's interest in the corporation, because the constructive ownership rules of Code section 302(c) and Code section 318 should not apply.

         A stockholder who receives cash in the reverse stock split may be required to furnish the stockholder's social security number or taxpayer identification number to SCPI or to the Transfer Agent. Failure to provide such information may result in backup tax withholding.

         All stockholders should consult their own tax advisors in order to determine the tax consequences of the reverse stock split.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         As of October 23, 2003, the record date for determination of the stockholders entitled to receive this Information Statement (the "Record Date"), there were 3,238,061 shares of common stock of SCPI issued and outstanding. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of SCPI's stockholders.

         The following table sets forth certain information regarding the beneficial ownership of the common stock of SCPI as of October 23, 2003 by (i) each person or entity known by SCPI to be the beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of SCPI's directors, (iii) SCPI's Chief Executive Officer and four other most highly compensated executive officer serving at the end of 2002 and (iv) all of the directors and executive officers as a group.


                                                       Number of Shares of
                                                         common  stock
                  Name                                 Beneficially Owned      Percent
                  ----                                 ------------------      -------
5% STOCKHOLDERS

Sterling Construction Company, Inc.
   2751 Centerville Road, Suite
   3131, Wilmington, Delaware, 19808                        323,806              10%

DIRECTORS AND NAMED EXECUTIVE OFFICERS
John Abernathy                                                    0               0%
Allan Terrance                                                    0               0%
Roger Barzun                                                      0               0%
Frank Bernard                                                     0               0%
Joseph Harper                                                     0               0%
Maarten Hemsley                                                   0               0%
Patrick Nicholson                                                 0               0%

All Directors and Executive Officers
as a group (7 persons)                                            0               0%

MARKET FOR SCPI'S COMMON STOCK

         SCPI's common stock trades on the OTC Bulletin Board under the symbol SCTP. The following table sets forth the high and low closing bid prices for SCPI's common stock by quarter for the last two fiscal years and for the first three quarters of the current fiscal year. These quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


                    FISCAL 2003 (NINE
                         MONTHS)                  FISCAL 2002                  FISCAL 2001
               QUARTERLY     QUARTERLY     QUARTERLY     QUARTERLY      QUARTERLY    QUARTERLY
                  HIGH          LOW           HIGH         LOW           HIGH           LOW
Quarter 1       $  0.02       $  0.01       $  0.02       $  0.01       $  0.06       $  0.04
Quarter 2       $  0.03       $  0.01       $  0.05       $  0.01       $  0.10       $  0.02
Quarter 3       $  0.08       $  0.01       $  0.07       $  0.01       $  0.03       $  0.01
Quarter 4                                   $  0.04       $  0.01       $  0.02       $  0.01

         No dividends were paid on the common stock of SCPI during fiscal years 2002, 2001 or 2000. Dividend payments are restricted by the covenants in SCPI's line of credit agreement.

         Through its ownership of SCPI, primarily in the form of Series A Preferred Stock, Sterling controls SCPI and receives substantially all of the benefit of SCPI's operations through the right to receive preferred stock dividends, which are required to be paid before any common stock dividends may be paid. In addition, the Series A Preferred Stock carries a liquidation preference of $10,135,000, which means that upon liquidation of the Company (which is defined to include a sale of the Company), holders of Series A Preferred Stock are entitled to receive distributions of $10,135,000 before holders of shares of common stock receive any distributions.

FINANCIAL AND OTHER INFORMATION

SELECTED FINANCIAL DATA

         The following selected financial data are derived from the consolidated financial statements of SCPI. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated herein.


Balance sheet                                      (unaudited)
(in thousands, except per share           June 30,               June 30,              December 31,            December 31,
data)                                       2003                   2002                    2002                     2001
                                       -----------             -----------             ------------            ------------
Current assets                         $     7,597             $     7,995             $     5,865             $     6,020
Non current assets                     $       842             $       832             $     1,041             $     1,114

Current liabilities                    $     5,207             $     5,795             $     4,739             $     4,860
Non current liabilities                $     4,193             $     3,910             $     3,174             $     3,135
Stockholders' deficiency               $      (961)            $      (878)            $    (1,007)            $      (861)

Common shares outstanding                3,238,061               3,238,061               3,238,061               3,238,061
Book value per common share            $     (0.30)            $     (0.27)            $     (0.31)            $     (0.26)



                                               Six months ended June 30,
                                                       (unaudited)                         Fiscal year ended December 31,
Statement of operations                       2003                     2002                 2002                      2001
-----------------------                   ------------             ------------         ------------             ------------
Net sales                                 $     11,472             $     13,406         $     22,570             $     17,467

Gross profit                              $      1,708             $      2,206         $      3,653             $      2,602
Income before preferred
  stock dividends                         $        275             $        465         $        418             $        594
Net loss attributable to common
  stockholders                            $       (228)            $        (41)        $       (596)            $       (256)

Net loss per share attributable to
common stockholders                       $      (0.07)            $      (0.01)        $      (0.18)            $      (0.08)


INCORPORATION BY REFERENCE

This information statement incorporates by reference the following:

    o    Quarterly Report on Form 10-Q for the quarter ended June 30, 2003

    o    Annual Report on Form 10-K for the fiscal year ended December 31, 2002

         The documents listed above are included with this Information
Statement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

         Certain members of SCPI's Board and officers of SCPI own an equity interest in Sterling, SCPI's majority shareholder. SCPI is of the opinion that the reverse stock split is fair to its stockholders. To SCPI's knowledge such officers and directors do not have any substantial interest, direct or indirect, by security holdings or otherwise, in the reverse Stock Split or the Deregistration that is not shared by all other stockholders of SCPI.

BY ORDER OF THE BOARD OF DIRECTORS

Roger M. Barzun
Secretary

                                                                       Exhibit A

                            CERTIFICATE OF AMENDMENT
                                     OF THE
                      RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                            STEEL CITY PRODUCTS, INC.

         STEEL CITY PRODUCTS, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation") does hereby certify as follows:

1. The Board of Directors of the Corporation, at a meeting duly held on October 6, 2003 at which a quorum was present and acting throughout unanimously, adopted a resolution setting forth proposed amendments to the Restated Certificate of Incorporation of the Corporation as follows:

        "RESOLVED:

             A. That the Restated Certificate of Incorporation of this Corporation be amended by deleting Section 1 of Article FOURTH thereof and substituting the following in lieu thereof:

                  "FOURTH: SECTION 1. CAPITALIZATION.

                  (a) The total number of shares of all classes of stock which the Corporation has authority to issue is 10,000,000, consisting of:

                       (l) Five million (5,000,000) shares of Series A preferred
                           stock, par value one cent ($0.01) per share (the "Series A preferred stock"); and
                       (2) Five million (5,000,000) shares of common stock, par
                           value one cent ($0.01) per share (the "Common
                           Stock").

                  (b) Upon this Certificate of Amendment becoming effective pursuant to the General Corporation Law of the State of Delaware (the "Effective Time") every three hundred (300) shares of common stock issued and outstanding immediately prior to the Effective Time ("Old Common Stock") shall be automatically reclassified as, and converted into, one
                       (1) share of common stock ("New Common Stock").

                  (c) Notwithstanding the provisions of Section 1(b), above, no fractional shares of New Common Stock shall be issued to the holders of record of less than three hundred (300) shares of Old Common Stock in connection with the foregoing reclassification of shares of Old Common Stock. In lieu thereof, each holder of record of less than three hundred (300) shares of Old Common

                                                                       Exhibit A

                       Stock who would otherwise be entitled to receive a fractional share of New Common Stock shall receive a cash payment from the Corporation in an amount equal to such fraction multiplied by one point six eight cents ($0.0168).

                  (d) Each stock certificate that immediately prior to the Effective Time represented shares of Old Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any factional share of New Common Stock as set forth above); provided, however, that each holder of record of a certificate that represented shares of Old Common Stock shall receive upon surrender of such certificate a new certificate representing the number of whole shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified, or any cash in lieu of a fractional share of New common stock to which such holder may be entitled pursuant to Section 1(c), above.

                  (e) Except as may be provided in this Restated Certificate of Incorporation or in a designation with respect to Series A Preferred Stock, the holders of shares of New Common Stock shall have the exclusive right to vote on all matters on which a holder of common stock shall be entitled to vote at all meetings of the stockholders of the Corporation and shall be entitled to one vote for each share of New Common Stock entitled to vote at such meeting. There shall be no cumulative voting rights with respect to any shares of the Corporation's stock."

             B. That the foregoing proposed amendment is hereby declared advisable and in the best interests of the Corporation.

             C. That the foregoing proposed amendment shall be submitted to the stockholders of the Corporation for their approval."

2. The foregoing amendment was subsequently approved by the written consent of the stockholders of the Corporation as of October 7, 2003 in accordance with Section 228 of the General Corporation Law of the State of Delaware, signed by the holders of record of the requisite number of issued and outstanding shares of common stock and preferred stock of the Corporation voting together as a single class.

                                                                       Exhibit A

3. Accordingly, the foregoing amendment of the Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of
     Section 242 of the General Corporation Law of the State of Delaware.

         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized representative as of this ___ day of ____________, 2003.

STEEL CITY PRODUCTS, INC.


By:________________________________  ATTEST:_________________________________
    Terrance W. Allan, President                  Roger M. Barzun